UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109	Page 2 of 5

1	Name of reporting persons. Habitat for Humanity International, Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,227,273
	6	Shared voting power. -0-
	7	Sole dispositive power. 2,227,273
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 2,227,273
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.4%*
12	Type of reporting person OO

*	Based upon the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 30, 2017, which reflects 23,803,803 Ordinary Shares outstanding as of March 31, 2017.

Item 1(a).	Name of Issuer:

Yatra Online, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Habitat for Humanity International, Inc. (“Habitat for Humanity”).

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Habitat for Humanity is: 270 Peachtree Street NW, Suite 1300

                                                                                                  Atlanta, GA 30303

Item 2(c).	Citizenship:

Habitat for Humanity is a corporation organized under the laws of Georgia.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

G98338109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Habitat for Humanity beneficially owns 2,227,273 shares of Ordinary Shares.

(b)	Percent of class: 9.4%

The shares of Ordinary Shares beneficially owned by Habitat for Humanity represent [9.8]% of the Issuer’s outstanding shares of Ordinary Shares based upon the Annual Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 30, 2017, which reflects 23,803,803 Ordinary Shares outstanding as of March 31, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Habitat for Humanity has sole power to vote or to direct the vote of the 2,227,273 shares of Ordinary Shares they beneficially own.

(ii)	Shared power to vote or to direct the vote:

Habitat for Humanity does not have shared power to vote or direct the vote of any shares of Ordinary Shares they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

Habitat for Humanity has sole power to dispose or direct the disposition of the 2,227,273 shares of Ordinary Shares they beneficially own.

(iv)	Shared power to dispose or to direct the disposition of:

Habitat for Humanity does not have shared power to dispose or to direct the disposition of any shares of Ordinary Shares they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Habitat for Humanity has the right to receive dividends and the proceeds from the sale of the shares of Ordinary Shares held by Habitat for Humanity. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018

HABITAT FOR HUMANITY INTERNATIONAL, INC.

By:	/s/ Nill Toulme
Name:Nill Toulme
Title: Assistant Secretary and Deputy General Counsel